Exhibit 99.4
AGENDA and EXPLANATORY NOTES
for the Annual General Meeting ("AGM") of Prosensa Holding N.V. (the "Company") to be held on Tuesday, June 17, 2014 at 14:00 hrs. (CET) at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands

1	Opening

2	Report 2013

2.1	Report of the Management Board for the financial year 2013

Discussion of the Management Board's report for the financial year 2013.

2.2	Report of the Remuneration Committee of the Supervisory Board for the financial year 2013

In accordance with Article 2:135 (5a) of the Dutch Civil Code, the report of the Remuneration Committee of the Supervisory Board will be discussed.

3	Adoption of the annual accounts over 2013 (voting item)

It is proposed to adopt the annual accounts for the financial year 2013.

PricewaterhouseCoopers Accountants N.V. has audited the annual accounts and has issued an auditor's report thereon.

4	Appropriation of the net results over 2013 (voting item)

The net loss for the financial year 2013 amounts to EUR 16,604,000. It is proposed to add such negative net results to the accumulated deficit.

5	Discharge of the managing directors for their management during the financial year 2013 (voting item)

It is proposed to discharge the managing directors from liability in respect of the performance of their management duties during the financial year 2013.

6	Discharge of the supervisory directors for their supervision during the financial year 2013 (voting item)

It is proposed to discharge the supervisory directors currently in office, as well as Mr. Rémi Droller, who stepped down from the supervisory board on March 12, 2014, from liability in respect of the performance of their supervision duties during the financial year 2013.

7	Appointment of the auditor for the financial year 2014 (voting item)

It is proposed to appoint PricewaterhouseCoopers Accountants N.V. as auditor of the annual accounts of the Company for the financial year ending December 31, 2014. Both the management board and the supervisory board endorse this proposal.

8	Appointment of a new supervisory director: Mr. Michael Wyzga (voting item)

The Supervisory Board has resolved in its meeting of March 12, 2014, on the recommendation of the nomination and governance committee, to nominate Mr. Michael Wyzga for appointment in the position of Supervisory Board director for a term ending at the end of the 2017 AGM.

The works council of the Company has been timely provided with the opportunity to determine its opinion on this appointment and has notified the Supervisory Board that it is in favor hereof.

In accordance with section 7.6.2 of the articles of association of Prosensa, the general meeting may overrule the nomination by a two thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. Unless the general meeting overrules the nomination, Mr. Michael Wyzga shall be appointed.

Subject to his appointment, Mr. Wyzga will join as a member the Audit Committee.

The curriculum vitae of Mr. Wyzga is attached to this agenda as annex.

9	Remuneration of the Supervisory Board (voting item)

At the Annual General Meeting of the Shareholders of June 14, 2013, the remuneration of the supervisory directors was approved. In accordance with article 7.7. of the Articles of Association it is proposed to adjust the remuneration of newly appointed supervisory directors, including, for the avoidance of doubt, Mr. Michael Wyzga, as follows:

-	to increase the initial grant for newly appointed supervisory directors of 20,000 options by 10,000 options to 30,000 options; and
-	to pay a compensation fee of US$ 2,000 to supervisory directors residing in the United States per Supervisory Board meeting to be held outside the United States.

The other terms of the remuneration as approved by the aforementioned AGM remain unchanged.

10	Share buyback (voting item)

The management board of an N.V. is only authorised to have the company acquire shares in the company's own share capital, if the general meeting has authorised the management board thereto.

10.1	Share buyback ordinary shares (voting item)

On June 14, 2013, the management board was authorised at the general meeting to acquire shares in the Company's own share capital for a period of eighteen months. The general meeting is requested to renew this authorisation for a period of eighteen months, being the maximum term permitted by Dutch law.

The purpose of the proposal is to create flexibility to return capital to the shareholders. Each exercise of this authority by the management board shall be subject to supervisory board approval.

In addition to being a means to return value to shareholders, repurchases of shares in the Company’s own share capital can be used to streamline its investor base, demonstrate a commitment to the business and confidence in the long-term growth of the Company, provide increased liquidity for investors and cover obligations under the Company’s share-based compensation plans.

The shares may be acquired on the stock exchange or through other means at a price per share of at least USD 0.01 and at most the highest of (i) the Quoted Share Price plus 10% and (ii), if purchases are made on the basis of a programme entered into with a single counterparty or using a financial intermediary, the average of the Volume Weighted Average Share Prices during the course of the programme. The Quoted Share Price is defined as the average of the closing prices of the ordinary shares over the five trading days prior to the acquisition date. The Volume Weighted Average Share Price is defined as the volume weighted average price of trades in ordinary shares on Nasdaq between 9:30 am (EST) and 4:00 pm (EST) adjusted for block, cross and auction trades.

In accordance with mandatory Dutch law, the management board will have authority to purchase a maximum number of ordinary shares of up to 50% of the Company's issued share capital in the form of ordinary shares on the date of acquisition.

10.2	Share buyback preferred shares (voting item)

On June 14, 2013, the management board was authorised by the general meeting to acquire preferred shares for a period of 18 months. The general meeting is requested to renew this authorisation for a period of 18 months, being the maximum term permitted by Dutch law.

The preferred shares can be issued to an independent foundation in case of a (threat of) an unsolicited offer or shareholders' activism. As the purpose of the issue of preferred shares will be to create a "status quo" that is to be used by the management board and supervisory board to further discuss with the offeror or activist shareholder their future plans for the Company as well as to solicit (competing) bids and/or explore other strategic alternatives, the preferred shares will not be outstanding for an indefinite period of time.

Once it is no longer adequate and proportionate to have the preferred shares be outstanding, the Company will either repurchase or cancel the shares. In this connection it is proposed to authorize the management board to acquire the preferred shares at a price that is equal to at least the nominal value of the preferred shares and at most the amount paid on those preferred shares, including the nominal amount and the share premium. Each exercise of this authority by the management board shall be subject to supervisory board approval.

In accordance with mandatory Dutch law, the management board will have authority to purchase a maximum number of preferred shares of up to 50% of the Company's issued share capital on the date of acquisition.

11	Any other business and closing

***

Michael S. Wyzga
Experience:
•	2011 to 2013: President and Chief Executive Officer, Radius
•	1998 to 2011: Executive Vice President and Chief Financial Officer, Genzyme Corporation
•	1997 to 1998: Chief Financial Officer, Sovereign Hill Software, Inc.
•	1995 to 1997: Chief Financial Officer, CACHELINK Corporation
•	1989 to 1995: various senior management positions Lotus Development Corporation

Achievements – Genzyme
•	Analytics and Strategy
o	Established Cash Flow/ROI/CFROI as critical indicative metrics
o	Implemented integrated ERP program (Oracle)
o	Reorganized and simplified “Best of Breed Support Model” (IT, Finance and Accounting)

•	Company Growth Metrics
o	1998	Revenue	$ 709M	Net Income	$ 63 M
o	2011 (est)	Revenue	$ 5,100M	Net Income	$ 1,600 M

•	Ranked by Institutional Investor Top Five CFO’s

Notable transactions
•	2011: Sale of Genzyme to Sanofi – Aventis
•	2010: Strategic Divestiture of Non Core Assets – Diagnostics and Genetics Testing
•	2010: Completed $1B debt offering ($1B stock repurchase)
•	2009: Agreement with Bayer to acquire full rights to Campath
•	2009: Acquisition of worldwide rights to Fludara and Leukine from Bayer
•	2008: In-licensed Mipomersen from Isis and Ataluren from PTC Therapeutics
•	2006: Acquired AnorMED for Mozobil
•	2004: Acquistion of ILEX for Campath and Clorar
•	2003: Acquisition of SangStat and its drug Thymoglobulin
•	2000: Biosurgery unit created through acquisition of BioMatrix and its Synvisc product
•	1998: Joint venture with BioMarin to commercialize Aldurazyme

Education:
•	B.S., Suffolk University
•	M.B.A., Providence College

Board affiliations
•	Board of visitors, Northeastern University
•	MBA Board, Providence College
•	Director, Citi Performing Arts
•	Director, Head of Audit, Oncomed
•	Director, Head of Audit, Akebia
•	Director, Head of Audit, Indenix
•	Director, Dohman Company